SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS 3Q16

Consolidated launches totaled R$736.4 million,
with gross sales reaching R$683.1 million.

Net sales were R$497.0 million in 3Q16, totaling R$1.4 billion in the 9M16.

FOR IMMEDIATE RELEASE - São Paulo, October 18, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading diversified homebuilders focused on the residential market, today announced operational results for the third quarter ended September 30, 2016. These operating results are preliminary, unaudited, and still subject to audit review.

Consolidated Launches

Third quarter launches totaled R$736.4 million, up by 21.3% compared to 3Q15, and by 35.1% compared to 2Q16. Launched volume for the 9M16 reached R$1.6 billion.

In the quarter, 13 projects/phases were launched in the states of São Paulo, Pernambuco, Bahia and Rio Grande do Sul. The Gafisa segment accounted for 55.8% of this quarter’s launches, while the Tenda segment accounted for the remaining 44.2%.

Tablel 1. Gafisa Group Launches (R$ thousand)

Launches	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y (%)	9M16	9M15	Y/Y (%)
Gafisa Segment	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Tenda Segment	325,393	414,678	-21%	318,585	2%	968,614	786,306	23%
Total	736,359	545,038	35%	606,819	21%	1,590,043	1,402,352	13%

Consolidated Pre-Sales

Net consolidated pre-sales totaled R$497.0 million during 3Q16, remaining stable y-o-y and up 9.4% when compared to 2Q16. Sales from launches represented 63.2% of total sales, while inventory sales comprised the remaining 36.8%.

Through September, net consolidated pre-sales reached R$1.3 billion, down 4.4% when compared to the first nine months of 2016. Sales from launches represented 39.7% in the first nine months of the year.

In the 3Q16, the Gafisa segment accounted for 52.0% of net pre-sales, while the Tenda segment accounted for the remaining 48.0%.

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y (%)	9M16	9M15	Y/Y (%)
Gafisa Segment	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%
Tenda Segment	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%
Total	497,018	454,511	9%	492,803	1%	1,284,869	1,448,278	-4%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 14.2% in 3Q16, lower than the 14.8% recorded in 3Q15, but higher than the 13.9% posted in 2Q16. The consolidated speed of sales for 3Q16 launches reached 20.9% while in the last twelve months it reached 38.3%.

Table 3. Gafisa Group Sales over Supply (SoS)

SoS	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y (%)	9M16	9M15	Y/Y (%)
Gafisa Segment	11.5%	6.3%	520 bps	11.0%	50 bps	18.7%	25.0%	-630 bps
Tenda Segment	18.8%	26.4%	-760 bps	23.0%	-420 bps	44.7%	48.7%	-400 bps
Total	14.2%	13.9%	30 bps	14.8%	-60 bps	31.5%	33.8%	-230 bps

Delivered Projects

During the third quarter of 2016, the Company delivered 17 projects/phases accounting for 3,710 units and representing a total of R$1.2 billion in PSV. Delivery date is based on the date of the “Delivery Meeting” that takes place with customers, rather than physical completion, which occurs prior to the Delivery Meeting.

For the 9M16, 36 projects/phases accounting for 7,501 units and representing a total of R$2.1 billion in PSV.

Inventory (Properties for Sale)

In the 3Q16, the market value of consolidated inventory increased 6.7% compared to 2Q16, totaling R$3.0 billion. In regards to 3Q16 sales, 36.8% related to remaining units, comprised of R$71.2 million from the Tenda segment and R$111.6 million from the Gafisa segment.

The market value of Gafisa inventory, which represents 65.8% of total inventory, was R$2.0 billion at the end of 3Q16, up by 3.5% q-o-q and down by 1.5% y-o-y. Tenda’s inventory was valued at R$1.0 billion at the end of 3Q16, compared to R$906.3 million at the end of 2Q16, up by 13.5%.

Table 4. Inventory at Market Value 3Q16 x 2Q16 (R$)

	2Q16	Launches	Dissolutions	Gross Sales	Adjustments	3Q16	Q/Q(%)
Gafisa Segment	1,913,624	410,966	106,123	(364,454)	(85,750)	1,980,508	3.5%
Tenda Segment	906,323	325,393	79,995	(318,682)	35,442	1,028,471	13.5%
Total	2,819,947	736,359	186,118	(683,136)	(50,308)	3,008,979	6.7%

¹Adjustments of the period reflect updates related to the project’s scope, date of launch and prices.

GAFISA SEGMENT

Focus on residential projects in the Middle, Medium-High and High income segments, with average unit sales price exceeding R$250,000.

Gafisa Launches

Third quarter launches totaled R$411.0 million and consisted of 4 projects/phases in São Paulo. The sales speed of these launches reached 30.7%. In the 9M16, the Gafisa segment launches reached R$621.4 million or 64.3% of consolidated launches.

Gafisa Pre-Sales

Third quarter gross sales in the Gafisa segment totaled R$364.4 million. Dissolutions in 3Q16 were R$106.1 million, yielding total net pre-sales of R$258.3 million, up 99.5% q-o-q and 4.3% y-o-y, primarily due to the good performance of projects launched in the quarter, which accounted for 48.8% of net pre-sales in the period.   Year-to-date, net pre-sales totaled R$454.7 million. Of the total R$ 258.3 million in net pre-sales in 3Q16, 56.8% relate to sales of launches within the year, with less construction work evolution.

The Gafisa segment’s SoS for the last twelve months reached 26.1%, compared to 29.6% in the past 12-month period. In the 3Q16, SoS was 11.5%, compared to 6.3% in the previous quarter and 11.0% in 3Q15.

Despite the still challenging economic environment, and its ongoing effects on the pricing of inventory products, the segment outperformed previous quarter’s sales results. Improved sales performance of launches relate to changes in sales execution processes and development of new products, aiming at higher level of efficiency, and may signal a slight recovery in buyers’ confidence. In addition to the strong sales performance, with gross sales increasing 39.1% to R$364.4 million from 2Q16, the level of dissolutions declined.

 The Company continues to focus its efforts on the sale of remaining units, reaching 43.2% of net sales for the quarter related to projects launched before 2016. Dissolutions, in turn, were concentrated in projects launched until 2014, with more advanced construction work undertaken, and result in greater contribution to revenue recognition and margin composition.

Out of the 713 Gafisa segment units cancelled and returned to inventory during the semester, 55.0%, or 392 units were resold during the same period.

Gafisa Delivered Projects

In 3Q16, 7 projects/phases were delivered, accounting for 1,899 units and representing a total of R$935.7 million in PSV, with 42.3% of this volume related to commercial projects. In 9M16, 13 projects/phases were delivered, accounting for 3,331 units and representing a total of R$1.5 billion in PSV.

TENDA SEGMENT

Focus on residential projects in the economic segment, targeted within the range II of the Minha Casa Minha Vida (MCMV) program.

Tenda Launches

Third quarter launches from the Tenda segment totaled R$325.4 million, which included 9 projects/ phases in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul. The Tenda brand accounted for 35.7% of the 3Q16 consolidated launches. For the 9M16, the Tenda segment reached R$968.6 million in launches, accounting for 60.9% of the period’s consolidated launches.

Tenda Pre-Sales

During 3Q16, gross sales reached R$318.7 million, and dissolutions totaled R$80.0 million, yielding R$238.7 million of net pre-sales. This figure represents a 2.7% decrease when compared to that of 3Q15 and a 26.6% decrease compared to 2Q16. Year-to-date, dissolutions reached R$184.2 million and net pre-sales reached R$830.2 million.

Sales from units launched during 3Q16 represented 70.2% of total segment sales. Tenda’s SoS reached 18.8% in the quarter.

Table 5. SoS Gross Sales (Ex-Dissolutions)

SoS	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
New Model	32.7%	37.4%	29.6%	27.4%	29.7%	32.2%	26.5%
Legacy	20.1%	24.3%	19.4%	13.3%	20.7%	25.0%	16.0%
Total	28.6%	33.4%	26.9%	24.4%	28.0%	31.1%	25.1%

Table 6. SoS Net Sales

SoS	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
New Model	30.9%	35.2%	27.1%	24.9%	26.9%	28.9%	21.2%
Legacy	7.0%	12.0%	11.4%	5.2%	10.7%	11.9%	3.2%
Total	23.3%	28.2%	23.0%	20.9%	23.9%	26.4%	18.8%

In keeping with its policy of dissolving contracts with ineligible clients in order to sell the units to qualified customers, dissolutions increased by 90.4% in 3Q16 when compared to 3Q15 and increased by 38.1% compared to 2Q16, ending the period at R$ 80.0 million, due to the following factors: (i) seasonality related to sales made during the Caixa Econômica Federal housing fair (2Q16); (ii) introduction of in-person interviews in bank branches as an additional step in the process of analysis and granting of credit by financial agents, which led to the annulment of approvals to customers already pre-approved in system, and; (iii) review of Tenda’s unilateral dissolution process for sales not transferred after a period exceeding three months as the prior process allowed for some units to remain beyond the deadline deemed appropriate by the Company. We estimate that this last factor should result in the temporary maintenance of the Company dissolutions level at a higher level over the coming quarters, before returning to the average levels appropriate to the New Tenda's business model.

From 1,268 Tenda units dissolved and returned to inventory in the 9M16, 65.4% were resold to qualified customers during the same period.

Table 7. Cancelled PSV Tenda Segment (R$ thousand and % over Gross Sales per Model)

	3Q15	% VB	4Q15	% VB	1Q16	% VB	2Q16	% VB	3Q16	%VB
New Model	19,576	6.8%	22,201	8.0%	20,490	6.6%	24,030	6.3%	58,802	18.5%
Legacy	22,447	7.8%	17,686	6.4%	25,736	8.2%	33,905	8.9%	21,194	6.7%
Total	42,023	14.6%	39,887	14.4%	46,226	14.8%	57,934	15.1%	79,995	25.1%

Tenda Delivered Projects

10 projects/phases, accounting for 1,811 units were delivered in the quarter, representing R$265.1 million in PSV. In the 9M16, 23 projects/phases, accounting for 4,170 units were delivered, totaling R$602,2 million in PSV.

About Gafisa

Gafisa is a leading diversified national homebuilder serving the Brazilian market. Established more than 60 years ago, the Company focuses on growth and innovation to bring well-being, comfort and safety to more and more people. We have completed and delivered more than 1,100 developments and built more than 15 million square meters of housing under the Gafisa brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market for its quality, consistency, and professionalism. Our pre-eminent brands, in addition to Gafisa, which is focused on the medium and high-income segments, also include Tenda, serving the affordable/entry-level housing segment, and a 30% stake in Alphaville, one of leading urban development companies operating in the sale of residential lots across the country. Gafisa S.A. is a corporation traded on the Novo Mercado of the BM&FBovespa (BOVESPA:GFSA3) and is the only Brazilian real estate company traded at the New York Stock Exchange (NYSE:GFA) with a Level III ADR program, which guarantees the best practices of corporate governance and transparence.

 This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 18, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer